United States securities and exchange commission logo





                             January 26, 2023

       Kemal Kaya
       Chief Executive Officer
       Galata Acquisition Corp.
       2001 S Street NW, Suite 320
       Washington, DC 20009

                                                        Re: Galata Acquisition
Corp.
                                                            Registration
Statement on Form F-4
                                                            Filed December 30,
2022
                                                            File No. 333-269067

       Dear Kemal Kaya:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4 filed December 30, 2022

       Cover Page

   1. We note that in addition to the Business Combination Proposal, or Proposal No. 1,
                                                        Galata's shareholders
will also be asked to consider and vote upon a proposal to change the multi-class
structure of Galata, comprising of Class A Ordinary Shares of Galata,
                                                        Founders Shares and
preference shares of Galata, to a single-class share structure of New
                                                        Marti comprised solely
of Class A Ordinary Shares of New Marti and preference shares of
                                                        New Marti. However,
your discussion in the paragraphs immediately prior does not address the conversion,
for example, of Galata preference shares to New Marti preference shares. Please revise
your disclosure here and elsewhere, as appropriate, to address these shares and their
treatment within the terms of the Business Combination Agreement, including how these
shares relate to your description of a single-class share structure for
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 2 26, 2023 Page 2
FirstName LastName
         both Galata and New Marti. We note your discussion elsewhere within your disclosure regarding preference shares, but note that the term "preference shares" is not defined outside of Annex B.
2. We note that on December 23, 2022, "the Company irrevocably and unconditionally waived the Available Galata Cash Condition." Please revise your disclosure as appropriate, including in the Selected Definitions section beginning on page 6, to make clear which entity you are referring to when using the defined term "the Company."
Selected Definitions, page 6

3. Please revise your definition of "Eligible Marti Equityholder" to state which, if any, holders of Marti equity are not included within this definition. If the definition includes all holders of Marti equity, please state the same.
4. Please revise your definitions of the parties listed in this section, including Verdi,
         Willkie, Barclays, B. Riley and Secura Partners, for example, to briefly describe the role each entity has in your Business Combination or initial public offering. For example, we note that your disclosure on page 112 describes B. Riley as serving as underwriter in your initial public offering.
Questions and Answers About the Business Combination and the General Meeting, page 14

5. Please revise this section to include a Q&A that addresses how much dilution non-
         redeeming Galata stockholders may experience. Disclose all possible sources and the extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure on the impact of each significant source of dilutions, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming stockholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Q: Did the Galata Board obtain a third-party valuation or fairness opinion..., page 15

6. Please revise your disclosure here and in your section titled "Fairness Opinion of Scura
         Partners to Galata's Board of Directors" on page 119, for example, to make clear the scope of Scura's fairness opinion. Cautionary language should be included noting that the fairness opinion addresses fairness to all Galata stockholders as a group as opposed to only those stockholders unaffiliated with the Sponsor or its affiliates.
Q: What shall be the relative equity stakes of Galata's current shareholders..., page 16

7. We note that the answer presents the equity stake breakdown by percentage based upon no redemptions or full redemptions. Please revise to indicate such ownership interests to reflect at least one additional redemption scenario in between no redemptions and full redemptions. Make conforming changes throughout the proxy statement/prospectus.
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 3 26, 2023 Page 3
FirstName LastName
Q: I am a Galata shareholder. Do I have redemption rights?, page 19

8. Please expand this Q&A to discuss the Founders Shares, including related redemption rights. We note that certain shareholders, including holders of the Founders Shares appear to have agreed to waive their redemption rights. Please revise your disclosure to describe any consideration provided in exchange for this agreement.
Risk Factors
Risks Related to Marti
Risks Related to Marti's Business and History
We reply on third parties maintaining open marketplaces to distribute our application..., page 43

9. We note your disclosure that "[s]ubstantially all of our revenue is generated through our mobile application" and your mobile application is available for download to your users through Apple App Store, Google Play Store, and Huawei AppGallery. We also note your discussion regarding the impact changes in the relationship with any of these three third parties would have on your business. Please revise this risk factor to discuss whether there are any additional third party mobile application platforms and digital storefronts that may be available to distribute your platform to customers or if your business model is substantially dependent on these three providers.
Risks Related to Marti's Intellectual Property and Technology
Our service relies on GPS and other Global Satellite Navigation Systems ("GNSS"). , page 59

10. Please revise the title of this risk factor to include a brief description of the specific impact this risk may have on your business as well as expand your discussion of what specific aspects of your "service" are tied to reliance on GNSS.
We collect, store, process and use personal information and other customer data..., page 62

11. In this risk factor you state that you "collect, store, process and use personal information and other user data." Please revise your disclosure to discuss the general application of the General Data Protection Regulation, or GDPR, to your business as well as any risks related to the applicability of this regulation to your business. Additionally, we note your risk factor on page 61 titled "Government regulation of the Internet and user privacy is evolving..." which discusses the application of "laws specifically governing the
         Internet and user privacy, including the processing and storage of personal information."
Risks Related to Being a Public Company, page 75

12. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 4 26, 2023 Page 4
FirstName LastName
         for redemption. We note your risk factor beginning with "Galata may redeem the Public
         Warrants prior to their exercise or expiration..." on page 79.
Risks Related to the Redemption, page 94

13. Revise your disclosure to discuss the material risk to unaffiliated investors presented by taking Marti public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in this registration statement, for example.
The Business Combination
Background of Business Combination, page 111

14. In the section you state that Galata management initially focused the search for an acquisition target on the insurance industry in Turkey and note the attractive features of this market. Additionally, Galata identified a number of potential targets that were potentially for sale at an attractive price. Please revise your disclosure to briefly discuss what factors led you to explore acquisitions in other industries, including the micromobilility industry where Marti operates.
15. We note that on June 21, 2021, Freifeld and Tanzer traveled to Turkey to meet with certain Turkish banking contacts, survey then-current Callaway investments and conduct diligence on new investment opportunities on behalf of Callaway and during that trip, they visited Marti headquarters. Please revise your disclosure to provide additional detail regarding how the visit to Marti headquarters transpired and was arranged given that the characterization of the trip was largely to meet with existing Callaway contacts and survey existing Callaway investments, and Tanzer and Durgan had ceased regular communication at the end of 2020.
16. You state that between August 23, 2021 and September 2, 2021, Galata entered into confidentiality agreements with four of the potential acquisition targets, including Marti.
         Please revise your disclosure to state whether Company A, which along with Marti you ultimately chose to pursue as a potential acquisition target, was also one of the four potential acquisition targets that entered into a confidentiality agreement with Galata. We note your disclosure on page 114 regarding Company A.
17. Please expand your disclosure to discuss in greater detail the respective merits and limitations of the potential business combinations with Marti and Company A that representatives from Galata's management presented to the Galata Board on August 19,
         2021 and the Board's consideration of these factors. We note that the Board authorized
         Galata management to pursue both acquisitions.
18. Please revise your disclosure to discuss how Galata arrived at an initial enterprise value of approximately $1.1 billion for Marti as outlined in the draft indication of interest letter sent on August 21, 2021. We note that Marti had previously indicated that their expectation of a pre-money valuation for Marti was $1 billion. Further, please expand the
 Kemal Kaya
Galata Acquisition Corp.
January 26, 2023
Page 5
         disclosure to discuss what terms or other revisions were negotiated in the exchange of the drafts of the Confidentiality Agreement between Galata and Marti.
19. We note that during July and August 2021, Galata actively pursued Company A and, ultimately, Galata and Company A could not come to terms on a business combination resulting in Galata terminating discussions with Company A. Please revise your disclosure to expand your discussion of the terms or other factors that were discussed or considered regarding Company A during this time period that resulted in being unable to come to terms on a business combination. We note that Galata exchanged a draft NDA with
         Company A and sent an initial diligence request on September 1, 2021.
20. We note that on December 23, 2022, Galata, Marti and each PIPE Investor entered into the PIPE Amendment and on this same date Marti waived the Available Galata Cash
         Condition. We also note that this date was nearly four months after the Business
         Combination Agreement was executed. Please revise your disclosure to discuss the events that transpired between July 29, 2022 and December 23, 2022 and the factors that contributed to this amendment and waiver.
21. We note that Galata's organizational documents appear to have waived the corporate opportunities doctrine with regard to certain parties. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Resignation of Barclays, page 116

22. We note your disclosure that Barclays is not responsible for the preparation of any disclosure that is included in the proxy statement/prospectus, or any materials underlying such disclosure. Clarify whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.
Prospective Financial Information as of August 2022: , page 128

23. We note your table of key elements of the projections provided by Marti's management to the Galata Board. Please revise footnote (4) to state what "c." represents. Additionally, please revise footnote (6) to briefly describe the transaction fees referenced here.
Interests of Certain Persons in the Business Combination, page 131

24. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of the business combination.
       Include the current value of loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide similar
FirstName LastNameKemal Kaya
       disclosure for Galata's officers and directors, if material. We note your disclosure
Comapany    NameGalata
       regarding           Acquisition
                  the current  value of Corp.
                                         certain securities held. Make
consistent revisions in each
       place where   this
January 26, 2023 Page 5   disclosure  appears  in your proxy
statement/prospectus.
FirstName LastName
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 6 26, 2023 Page 6
FirstName LastName
25. Please revise your disclosure to highlight the risk that the Sponsor will benefit from the completion of the business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
26. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.
The Business Combination
Potential Purchases of Public Shares, page 132

27. We note your disclosure that "[i]n connection with the shareholder vote to approve the Business Combination, the Sponsor, Galata's directors, officers, advisors or any of their respective affiliates may privately negotiate transactions to purchase public shares from shareholders..." Further, we note your disclosure regarding the purpose of such share purchases, including increasing the likelihood of obtaining shareholder approval of the
         Business Combination or to satisfy a closing condition in the Business Combination
         Agreement. Please revise your disclosure here and throughout your registration statement to confirm that:
             shares purchased by Galata's Sponsor, directors, officers, advisors or affiliates would not be voted in favor of the business combination;
             Galata's Sponsor, directors, officers, advisors or affiliates will waive any redemption rights; and
             Galata will file a Form 8-K prior to the extraordinary general meeting providing the information disclosed in the Tender Offers and Schedules C&DI Question 166.01.

         Finally, tell us how these purchases will comply with Exchange Act Rule 14e-5.
Material U.S. Federal Income Tax Considerations, page 135

28. Please clarify whether any aspect of this discussion constitutes the opinion of counsel and, if so, please provide an opinion as an exhibit. In this regard, we note, for example, that the
         Deemed Domestication tax consequences seem sufficiently complex that investors would
         benefit from an expert   s opinion to understand the tax consequences
in order to make an
         informed investment decision. For guidance, please refer to Section III.A.2 of Staff Legal
         Bulletin No. 19 (Oct. 14, 2011), which is available on our website. Unaudited Pro Forma Condensed Combined Balance Sheet, page 171

29. We note the adjustment for PIPE investment of $148 million. Please expand footnote 9 to clarify why the amount is recorded in short-term financial liabilities and disclose the key terms, such as the due date of the notes.
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 7 26, 2023 Page 7
FirstName LastName
Notes to Unaudited Pro Forma Financial Information, page 174

30. Please expand your disclosure in notes two and three to provide details about how amounts to which the notes refer were derived and computed. Business of Marti and Certain Information About Marti
Competitive Strengths
Strong Unit Economics, page 194

31. Please revise your first paragraph in this section to make clear which time periods and generation of e-scooters are aligned with each comparative weighted average of daily net revenue, daily pre-depreciation gross margin per e-scooter, related pay back period and cost intended to demonstrate your strong unit economics among your e-scooters.
32. Please revise the second paragraph of this section, including the sentence beginning "[a]s we deploy newer generations of vehicles in the same city, we typically experience increasing utilization, and higher quality vehicles increasing utilization even further," with an eye toward clarity as it is unclear what meaning is currently intended here and which factors are connected to the expected increase in daily net revenue per vehicle.
Constructive Regulatory Framework, page 194

33. In this section, you state that your experience bringing e-scooters to Turkey illustrates how you have successfully contributed to the development of a new transport modality in your country. Please revise your disclosure, where appropriate, to discuss the micromobility competitive landscape in Turkey, including whether there are other e-
         scooter companies and/or competitors in Turkey in the micromobility industry. We note your disclosure on page 200.
34. Please revise your bullet point titled "Focus on Domestic Growth." The meaning of the sentences in this section are unclear and appear to be about both rider data and data servers but it is unclear how this ties to local production requirements and what the requirements pertain to, for example.
Vertically Integrated Business Model Driving Lower Costs and Higher Revenues, page 194

35. Here and elsewhere you reference battery charging, repair and maintenance. Please revise your disclosure to discuss your operations regarding recharging batteries for your e-
         scooters and other vehicles. For example, explain if you maintain charging stations or some other method to maintain battery power in your vehicles.
Marti Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Overview, page 199

36. We note your disclosure here and elsewhere stating that you have served more than four million unique riders. Please revise your disclosure here and where appropriate to provide
 Kemal Kaya
FirstName  LastNameKemal   Kaya
Galata Acquisition Corp.
Comapany
January 26,NameGalata
            2023       Acquisition Corp.
January
Page 8 26, 2023 Page 8
FirstName LastName
         a definition of what constitutes a unique rider. Additionally, where appropriate, please revise your disclosure to reflect the time period by which you account for this figure, for example, since Marti was founded in 2018.
Key metrics and Non-GAAP financial measures, page 201

37. We note that you present a number of key operating metrics. For each metric presented, please revise your disclosures to include or clarify the following information:

             more information on how it is calculated, including any estimates or assumptions underlying the metric or its calculation;
             the reasons why the metric provides useful information to investors; and
             how management uses the metric in managing or monitoring the performance of the business.

         Refer to SEC Release No. 33-10751.
38. You define Fleet depreciation as the decline in the book value of [y]our fleet over a given period. Please clarify whether this metric includes other changes in book value such as disposals.
39.      You present a measure called    Pre-Depreciation Gross Profit per
Ride.    Please explain
         your consideration of calling this measure "gross profit" when it does not include depreciation, the largest direct expense in your cost of revenues. Please tell us how you considered whether this results in the presentation of a non-GAAP measure that substitutes individually tailored recognition and measurement methods for those of
         GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations. Finally, the cost of the vehicle being rented is recognized through depreciation. Therefore, please explain why it is useful to investors to present a measure of profitability on renting a vehicle when it does not include the cost of the vehicle in the computation of profitability.
40. You present a non-GAAP measure called Adjusted EBITDA which includes adjustments for customs tax provision expenses, revenue adjustment for uncollected receivables, and accounts payables confirmation adjustments. Please further explain how each of these adjustments are not normal, recurring, cash operating expenses necessary to operate your
         business. Refer to Question 100.01 of the Commission   s Non-GAAP
Compliance and
         Disclosure Interpretations. Please also explain to us the nature of the revenue adjustment and the accounts payable adjustment.
41. Please tell us why gross profit per ride decreased from $0.12 for the nine months ended
         September 30, 2021 to $0.01 for the year ended December 31, 2021. Results of Operations, page 203

42. When several factors contribute to material fluctuations in your results of operations, please revise to quantify each factor cited so that investors may understand the magnitude
 Kemal Kaya
Galata Acquisition Corp.
January 26, 2023
Page 9
      and relative impact of each factor. For example, you discuss the increase in revenues primarily as a result of the increase in the number of rides along with the growth in the fleet size. Refer to Item 303 of Regulation S-K.
Executive and Director Compensation
Marti Options, page 212

43. We note that as of December 31, 2021 a single individual held Marti Options covering
      25,000 shares of Marti common stock. Please revise your disclosure to state whether or not any of these options have vested. We note your disclosure within your proxy statement/prospectus that Marti Options will convert to Class A Ordinary Shares in connection with the Business Combination regardless of whether these options have vested or not.
General

44. You refer to different amounts of PIPE financing throughout your document. It appears the PIPE has risen from $47.5 million to $62 million of committed proceeds and an additional $88 million of assumed incremental PIPE commitments to be raised "post announcement" per pages 36 and 129. This brings the total potential PIPE to $150 million. Please revise to ensure quantification is consistent throughout the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Nasreen Mohammed at 202-551-3773 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.



                                                            Sincerely,
FirstName LastNameKemal Kaya
                                                            Division of
Corporation Finance
Comapany NameGalata Acquisition Corp.
                                                            Office of Trade &
Services
January 26, 2023 Page 9
cc:       Michael E. Brandt
FirstName LastName